22 February 2024

RELX PLC

Publication of 2023 Annual Report including Financial Statements and Corporate Responsibility Report and Annual Report on Form 20-F

RELX PLC (the “Company”) has today published the following documents on its website at www.relx.com:

-	Annual Report including Financial Statements and Corporate Responsibility Report for the year ended 31 December 2023 (the “2023 Annual Report”);

-	Annual Report on Form 20-F for the year ended 31 December 2023 (“2023 Form 20-F”)

-	2023 Annual Report with Netherlands specific audit opinion (the “2023 NL Annual Report”); and

The 2023 Annual Report will be submitted to the National Storage Mechanism today and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The 2023 Form 20-F will be filed with the US Securities and Exchange Commission (“SEC”) today and will be available on the SEC’s website at www.sec.gov.

The 2023 NL Annual Report has been published in accordance with the European Single Electronic Format requirements as in force in the European Union and applicable to RELX by virtue of its listing on Euronext Amsterdam and will be submitted to the Dutch Authority for the Financial Markets (AFM). The AFM publishes the report in its public register.

The total number of voting rights in RELX PLC’s issued share capital (exclusive of shares held in treasury) is currently 1,883,186,240.

Directors’ Responsibility Statement

Additional information required to be made available by the Company under Rule 6.3.5 of the Disclosure and Transparency Rules of the UK Financial Conduct Authority, to the extent not already included in the RELX 2023 Results Announcement issued on 15 February 2024, is set out below.

The following responsibility statement is extracted from page 155 of the 2023 Annual Report and is repeated here solely for the purposes of complying with Disclosure and Transparency Rule 6.3.5. Responsibility is for the full 2023 Annual Report, not the information presented in this announcement or the RELX 2023 Results Announcement.

Each of the Directors, whose names and roles can be found on pages 108 and 109 of the 2023 Annual Report, confirms that, to the best of their knowledge:

-	the consolidated financial statements, prepared in accordance with UK-adopted IAS in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group;

-	the individual Company financial statements, prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101), gives a true and fair view of the assets, liabilities, financial position and profit or loss of the Company;

-	the Strategic report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal and emerging risks and uncertainties that it faces; and

-	the Annual Report and Financial Statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.

Forward-looking statements

The 2023 Annual Report and the 2023 Form 20-F contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others: regulatory and other changes regarding the collection or use of personal data; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; changes in the payment model for RELX scientific, technical and medical research products; competitive factors in the industries in which RELX operates and demand for RELX products and services; inability to realise the future anticipated benefits of acquisitions; compromises of RELX cyber security systems or other unauthorised access to our databases; changes in economic cycles, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; failure of third parties to whom RELX has outsourced business activities; significant failure or interruption of RELX systems; inability to retain high-quality employees and management; changes in tax laws and uncertainty in their application; exchange rate fluctuations; adverse market conditions or downgrades to the credit ratings of our debt; changes in the market values of defined benefit pension scheme assets and in the market-related assumptions used to value scheme liabilities; breaches of generally accepted ethical business standards or applicable laws; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of the 2023 Annual Report and the 2023 Form 20-F. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements, which speak only as of the date of the 2023 Annual Report and the 2023

Form 20-F, or to reflect events or circumstances after the date of the 2023 Annual Report and the 2023 Form 20-F, or to reflect the occurrence of unanticipated events.

- ENDS –

Enquiries

Paul Abrahams (Media)
Tel: +44 20 7166 5724

paul.abrahams@relx.com

Colin Tennant (Investors)

Tel: +44 20 7166 5751

colin.tennant@relx.com

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 36,000 people, of whom over 40% are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £65bn, €76bn, $82bn.

*Note: Current market capitalisation can be found at http://www.relx.com/investorcentre

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom